FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of September 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                        Form 20 - F [X]   Form 40 - F [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [  ]    No [X]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on September 21, 1999, titled:
"FDA Grants Vasogen Approval to Proceed With U.S. Clinical Trial"

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VASOGEN INC.


                           By /s/Christopher Waddick
                              -------------------------------------
                           (Name: Christopher Waddick)
                           (Title:   Vice-President, Finance & CFO)

Date: September 22, 1999

Vasogen Inc.                                          Investor Relations
                                                      Trevor Burns, Vasogen Inc.
2155 Dunwin Drive, Suite 10                           tel  (905) 569-9065
Mississauga, ON, Canada  L5L 4M1                      Media contact
tel  (905) 569-2265   fax  (905) 569-9231             ORO Communications
http://www.vasogen.com                                tel  (514) 426-1505
                                                        or (416) 484-8186
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


         FDA GRANTS VASOGEN APPROVAL TO PROCEED WITH U.S. CLINICAL TRIAL

Toronto,  Ontario  (September 21, 1999) -- Vasogen Inc. (TSE:  VAS; NASD OTC BB:
VSOGF) today announced that it has received approval from the US Food & Drug Administration (FDA) to proceed with a controlled double-blind clinical trial to assess the safety and effectiveness of its VAS971 immune modulation therapy in protecting vital organs during cardiovascular surgery. The trial will be conducted at the Baylor College of Medicine in Houston, Texas, one of the world's leading cardiovascular surgery centers.

"FDA clearance to proceed with clinical trials reflects the safety and therapeutic potential of VAS971", said David Elsley, Vasogen President & CEO. "Rapidly moving a second product into clinical trials demonstrates our determination to develop a series of immune modulation therapies for the global marketplace".

The Baylor trial, to be conducted under an Investigational Device Exemption from the FDA, will enroll 40 patients scheduled to undergo major vascular surgery for repair of thoracic-abdominal aortic aneurysms (TAAs). An aneurysm forms in the aorta, the main artery leading from the heart, when a portion of the aortic wall becomes weakened and expands. Often, the aneurysm increases in size until it poses a life-threatening risk of rupturing. During TAA repairs, surgeons clamp the aorta, which carries oxygenated blood to vital organs such as the kidneys, liver, and bowel, for up to one hour. This complete but temporary interruption in blood flow followed by its re-establishment is the major cause of vital organ damage, commonly referred to as ischemia/reperfusion (I/R) injury. I/R injury is also the major cause of tissue damage in strokes and heart attacks.

Following I/R injury there is a marked increase in programmed cell death (apoptosis) in the damaged tissue. Pre-clinical studies at the University of Montreal have shown that, when administered prior to surgery, VAS971 protects a number of vital organs from the damaging effects of I/R injury and results in a significant reduction in the level of apoptotic cell death. These data were presented at the 25th Annual Scientific Meeting of the American Society of Transplant Surgeons, Chicago, USA, May 19-21, 1999 and form the basis for FDA clearance to proceed with clinical trials.

"Surgeons are constantly looking for ways to improve outcomes, especially in major cardiovascular surgery where complications can take a tremendous toll on the patient," said Dr. Guillermo Torre, Medical Director, Heart Transplant Service, Baylor College of Medicine and a principal investigator in the Vasogen study. "The pre-clinical results with VAS971 are very impressive and suggest that this product holds the potential to reduce complications associated with ischemia/reperfusion injury and improve survival rates following cardiovascular surgery."

Complication rates associated with TAA repair surgery are the highest of any aneurysm repair, leading to death in 7% of the patients and serious disability in more than 40% of cases. The Baylor trial has been designed to demonstrate the effectiveness of VAS971 in protecting vital organs and tissues from the damaging effects of ischemia/reperfusion injury during this procedure. Patients enrolled in the study will receive a course of VAS971 therapy involving three, 30-minute outpatient treatments administered during the two-week period leading up to surgery. The therapy utilizes components derived from a sample of a patient's own blood that has been modified by physicochemical processing in a proprietary medical device technology. Following processing, the treated sample is re-administered to the patient. VAS971 is designed to target the destructive immune and inflammatory processes that occur in ischemia/reperfusion injury.

Ischemia/reperfusion injury is associated with most forms of major vascular surgery, including aortic aneurysm repair and coronary bypass graft surgery. It leads to post-operative complications, prolonged recovery times and consequent higher costs to health care systems, third-party insurers and managed care organizations. With in-patient care forming the largest component of health care costs, there is an increasing focus on the need to develop products that can improve surgical outcomes and reduce length of stay in hospital. A treatment with the ability to protect vital organs and tissues against ischemia/reperfusion injury would meet cost-containment requirements and benefit the hundreds of thousands of patients undergoing major vascular surgery each year in North America and Europe. Complications associated with these procedures cost health care systems in excess of $1 billion annually.


    Vasogen is developing proprietary immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.